

December 15, 2010

<u>via U.S. mail and facsimile</u>

Gareb Shamus, President
GoEnergy Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

> **Re: GoEnergy Inc.**
> **Form 8-K Filed December 14, 2010**
> **File No. 0-33383**

Dear Mr. Shamus:

Our preliminary review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the filing because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. We suggest that you consider filing a substantive amendment correcting the deficiencies.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. The financial statements presented in the Form 8-K do not comply with SEC rules and requirements. In the transaction whereby KTC Corp acquired from KTC LLC the production rights to multiple Comic Cons in exchange for 16.0 million shares, it appears to us that KTC Corp has succeeded to the business of KTC LLC and that this transaction is one of entities under common control. Accordingly, in

addition to the existing financial statements of KTC Corp, please amend the Form 8-K to provide audited financial statements of KTC LLC for the two most recent fiscal years and unaudited financial statements for the subsequent interim period.

2. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same auditor audited the pre-merger financial statements of both the registrant and the operating company. The successor auditor is presumed to be the one who will audit the post-merger financial statements. We note that Goenergy Inc and KTC Corp had separate auditors. Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Gareb Shamus, President
        Via facsimile to (212) 765-5779